大華銀行
 UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A15-SubNotes/atl

24 June 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA


03024533

UOB ISSUES US$1 BILLION SUBORDINATED NOTES

Dear Sir

We enclose a copy of our Announcement dated 24 June 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED



Leo Hee Wui
Assistant Secretary

Enc





UNITED OVERSEAS BANK LIMITED

United Overseas Bank Limited Issues US$1 Billion Subordinated Notes

Singapore 24 June 2003 - United Overseas Bank Limited ("UOB") announces that it has priced an international offering of US$1 billion 10-year 4.50% Notes ("Notes") at 117 basis points above the benchmark 10-year U.S. Treasury (with a yield of 4.505%). The Notes are being placed with a range of institutional and sophisticated investors, including companies, fund managers, banks, private banks and corporates. UOB intends to use the net proceeds of the offering for general corporate purposes.

Commenting on the offering, Mr Terence Ong, UOB's Senior Executive Vice President, said, "We are pleased with the outcome of this offering. Through this offering, UOB was able to secure funding in the current favourable interest rate environment."

The information contained herein does not constitute a solicitation of an offer to buy or an offer for sale of Notes either in the United States or elsewhere. No money, bonds or other consideration is being solicited, and if sent in response to the information contained herein, will not be accepted. The Notes may not be offered or sold in the United States or to or for the account or benefit of US persons unless they are registered under applicable law or exempt from registration. The Notes have not been, and will not be, registered under the US Securities Act. Any such offer in the United States may be made only by means of a prospectus that will contain detailed information about the company and its management as well as financial statements. Copies of this press release are not being, and should not be, distributed in or sent into the United States or to US persons.

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For press enquiries, please contact:

Lim Yin-Fern (Ms)
UOB Corporate Affairs
Tel: 65-6539 3990
Fax: 65-6538 2559
Email: Lim.YinFern@UOBgroup.com

Submitted by Leo Hee Wui, Assistant Secretary on 24/06/2003 to the SGX